Exhibit 99.1

Form No. 28 (B7)

Certificate No145835

COMPANIES ACTS, 1963 TO 2013

NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Share of Stock, or of the Subdivision or Redemption or Cancellation of Shares of ICON Public Limited Company
specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963
____________

This Notice is to be signed by a Director, or the Secretary of the Company

Presented by

A&L Goodbody

25/28 North Wall Quay

IFSC, Dublin 1

TO THE REGISTRAR OF JOINT STOCK COMPANIES ICON PUBLIC LIMITED COMPANY

hereby gives you notice in accordance with S.69 of the Companies Acts, 1963 - 2013, that*

In a series of transactions during May 2014, as set out below, 291,190 shares in the capital of the Company were redeemed by ICON Public Limited Company (the "Company") and upon redemption were subsequently cancelled by the Company.

14-May-14	.........................	100,000

15-May-14	.........................	500

21-May-14	.........................	2,345

27-May-14	.........................	188,245

28-May-14	.........................	100
Dated the 3RD day	Signature

of June 2014	Officer	Diarmaid Cunningham, Company Secretary

*eg. (In the Case of Conversion into Stock) “the 10,000 Ordinary €5 Shares of this Company, numbered
1 to 10,000, have been Converted into €50,000 Ordinary Stock”. (In the case of Consolidation and Division)
“the 1,000 Preference £10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 50 Preference Shares of €20 each, numbered 1 to 500”.

Form No. 28 (B7)